

November 12, 2014

Via E-mail
Laine Goldstein, CFO
Take-Two Interactive Software, Inc.
622 Broadway
New York, New York 10012

Re: **Take-Two Interactive Software, Inc.**
            Form 10-K for the Fiscal Year Ended March 31, 2014
            Filed May 14, 2014
            File No. 001-34003

Dear Ms. Goldstein:

    We have reviewed your letter dated October 1, 2014 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 18, 2014.

Form 10-K for the Fiscal Year Ended March 31, 2014

Notes to the Consolidated Financial Statements

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 78

1.   We note your response to prior comment 1 regarding the online functionality and post-contract customer support ("PCS") elements included in sales of *Grand Theft Auto V* and *NBA 2K14*. Please address the following with regard to your accounting for these titles, as well as other titles, including other franchises released during the periods presented:

- To the extent you have applied ASC 985-605 to your software product arrangements, please explain how you have applied the guidance prescribed in ASC 985-605-25-71 for PCS and ASC 985-605-25-76 through 79 for services related to online functionality. In this regard, it appears that your ongoing performance obligations related to these elements are fulfilled over time, and it is not clear how you have concluded that delivery has occurred upon release of software product content. If you do not apply ASC 985-605 to these arrangements, explain why you believe the arrangements are not within the scope of this guidance; and

- To the extent you have applied SAB Topic 13 to your software product arrangements, please explain how you have applied the guidance prescribed in SAB Topic 13.A.3.c with respect to your ongoing performance obligations. In this regard, clarify how you have concluded that undelivered services related to PCS and online functionality are considered inconsequential or perfunctory.

2.   With regard to sales of virtual goods subsequent to the release of your game titles, please tell us how you considered whether there is a correlation between your accounting model for such virtual goods and your accounting for the PCS and online functionality elements of the initial software product arrangements. Notwithstanding that sales of virtual goods are separate transactions apart from initial sales of software products, we note that you recognize revenue for virtual goods over the expected life of the game.

3.   We note that you have both explicit and implicit performance obligations in your software product arrangements. Please supplementally provide us with written evidence of your explicit performance obligations to customers who have purchased *GTA V* and *NBA 2K14*, and further explain the implicit performance obligations you have made to these customers.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief